January 13, 2020

Andrea Almeida
CEO & Chief Investor Relations Officer
PETROBRAS - PETROLEO BRASILEIRO SA
Avenida Rep blica do Chile, 65
20031-912   Rio de Janeiro   RJ
Brazil

       Re: Petr leo Brasileiro S.A.--Petrobras
           Registration Statement on Form F-3
           Filed January 3, 2020
           File No. 333-235803

Dear Ms. Almeida:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Francesca L. Odell, Esq.